Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated July 8, 2016 with respect to the consolidated balance sheets of Adaptimmune Therapeutics plc as of December 31, 2015, June 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss and changes in equity and consolidated cash flow statements for the six months ended December 31, 2015 and each of the years in the three-year period ended June 30, 2015, incorporated herein by reference to the Form 8-K of Adaptimmune Therapeutics plc, dated July 8, 2016 and to the reference to our firm under the heading “Experts” in the prospectus and the prospectus supplement.

/s/ KPMG LLP

KPMG LLP

Reading, United Kingdom

July 27, 2016